As filed with the Securities and Exchange Commission on April 2, 2001
Registration No. 333-49870

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REDBACK NETWORKS INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0438443
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification Number)

250 Holger Way
San Jose, CA 95134
(408) 571-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Vivek Ragavan
President and Chief Executive Officer
Redback Networks Inc.
250 Holger Way
San Jose, CA 95134
(408) 571-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

The Commission is requested to send copies of all communications to:
Gregory K. Miller, Esq.	Dennis P. Wolf
Jarlon Tsang, Esq.	Redback Networks Inc.
Stacey E. Strong, Esq.	250 Holger Way
Gunderson Dettmer Stough	San Jose, California 95134
Villeneuve Franklin & Hachigian, LLP	(408) 571-5000
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to Completion, dated April 2, 2001

[LOGO OF REDBACK NETWORKS]

2,440,526 Shares of Common Stock

          All of the 2,440,526 shares of our common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

          The common stock is quoted on the Nasdaq National Market under the symbol “RBAK.” The last reported sale price of the common stock on March 30, 2001, was $13.08 per share.

          An investment in Redback common stock involves a high degree of risk. See “RISK FACTORS” beginning on page 3 to read about factors applicable to holders of Redback’s common stock.

          We will issue to the selling stockholders from time to time all of the shares offered by this prospectus upon conversion of the exchangeable shares issued by one of our Canadian subsidiaries, 610381 B.C. Inc. pursuant to an exemption from registration requirements of the Securities Act of 1933, as amended.

          The selling stockholders may sell all or a portion of the shares from time to time on the Nasdaq National Market at prices which will be determined by the prevailing market price for the shares or in negotiated transactions.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April     , 2001
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUMMARY

          You should carefully consider the information set forth under “Risk Factors.” Unless the context otherwise requires, the terms “Redback,” “we,” “us” and “our” refer to Redback Networks Inc.

Redback Networks Inc.

          Redback is a leading provider of advanced networking systems that enable broadband service providers to rapidly deploy high-speed access to the Internet and corporate networks. Our product lines, which consist of the Subscriber Management Systemg™, SmartEdge™ and Service Management product families, combine networking hardware with sophisticated software. Together, these product families are designed to enable our customers to create end-to-end regional and national networks that support major broadband access technologies, as well as the new services that these high-speed connections support.

          Our Subscriber Management System™, or SMS, products connect and manage large numbers of subscribers across major high-speed access technologies. SMS products bridge the operational gap between the devices used to gather together high-speed Internet users (i.e., access concentrators) at one end of the network and the devices at the other end of the network used to connect to the Internet (i.e., routers). Our SmartEdge™ optical and multi-service networking products simplify the architecture of today’s regional voice and data networks, as well as improve their capacity and performance. The Service Management products allow service providers to publish, activate and manage Internet Protocol services and allow their customers to subscribe to these services on demand.

          We sell our products through our direct sales force, resellers and distribution partners worldwide. Our products are used by many of the largest carriers and service providers worldwide. We anticipate that a small number of customers will continue to account for a majority of our revenues. Through December 31, 2000, substantially all of our revenues have been derived from sales to providers of digital subscriber line services.

          The SMS and SmartEdge™ families of products are the only products that we currently sell. We announced our Service Management products during the third quarter of 2000. We cannot be certain that the Service Management products, or any future products designed around this technology, will be successfully developed or will achieve widespread market acceptance.

          In evaluating these statements you should specifically consider the factors we have identified as material risks discussed under “Risk Factors.” These factors include:

•	our limited operating history;

•	our history of losses;

•	our limited ability to forecast quarterly operating results;

•	demand for optical networking equipment in general and for our products in particular;

•	our development and introduction of new products; and

•	increasing competition.

          Our principal executive offices are located at 250 Holger Way, San Jose, California 95134. Our telephone number is (408) 571-5000.

Recent Developments

          On March 28, 2001, we approved a plan to restructure our operations. This plan includes reductions in the workforce and the number of our facilities.

          We intend to terminate or sublease all or part of three facilities. We estimate the costs to exit these facilities will be approximately $23 million, which will be recorded in the first quarter of 2001. This estimate is based on current comparable rates for leases in the respective markets. Should facilities operating lease rental rates continue to decrease in these markets or should it take longer than expected to find a suitable tenant to sublease these facilities, the actual loss could exceed this estimate.

          We plan to reduce our workforce by approximately 150 people, or 12% of our employee base. We plan to communicate the reduction in workforce to employees in April 2001. The employees will be entitled to severance and other benefits pursuant to our benefits program. We expect to record a charge of approximately $4 million for these termination benefits in the second quarter of 2001.

          In addition, as a result of certain product design changes initiated in the first quarter of 2001, we will record charges for excess inventories and purchase commitments totaling approximately $24 million in the first quarter of 2001.

RISK FACTORS

          An investment in Redback common stock involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors we have identified as material risks before making an investment. Any of the following risks could harm our business, financial condition or results of operations. In such case, the trading price could decline and you may lose all or part of your investment. This Form S-3 also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this Form S-3.

Our business is difficult to evaluate because we have a limited operating history

          We were founded as a corporation in August 1996 and only began shipping products in material quantities in the second quarter of 1998. You should consider the risks and difficulties frequently encountered by companies like us that are developing and selling products for new and rapidly evolving markets. Our ability to sell products and services, and the level of success, if any, we achieve, depends, among other things, on the level of demand for broadband access services, which is a new and rapidly evolving market. Our business strategy may be unsuccessful and we may not successfully address the risks we face.

We have a history of losses and expect to incur future losses

          We incurred net losses of $9.9 million for the year ended December 31, 1998, $7.9 million for the year ended December 31, 1999, and approximately $1.0 billion for the year ended December 31, 2000. As of December 31, 2000, we had an accumulated deficit of approximately $1.0 billion. We have incurred significant net losses in the past and expect to continue to incur significant net losses in the future.

          To date, we have funded our operations from both private and public sales of equity securities and notes, from bank borrowings and by means of equipment lease financing. We expect to continue to incur significant product development, sales and marketing, and general and administrative expenses. As a result, we must generate significant revenues to achieve profitability. We may not sustain recent growth rates in our revenues. Further, we cannot be certain that we can attain profitability on a quarterly or annual basis in the future.

A decline in the demand for broadband access services would seriously harm our sales and operating results

          Sales of our products depend on the increased use and widespread adoption of broadband access services, and the ability of our customers to market and sell broadband access services. Our sales and operating results would be materially adversely affected by reduced or delayed demand for our products if the use of broadband access services does not increase or if our customers’ broadband access services are not well-received by the marketplace. Critical issues concerning use of broadband access services are unresolved and will likely affect use of broadband access services. These issues include:

•	security;

•	reliability;

•	bandwidth;

•	congestion;

•	cost;

•	ease of access; and

•	quality of service.

          Even if these issues are resolved, the market for products that provide broadband access to the Internet and to corporate networks could still fail to develop, or develop at a slower pace than anticipated. Although sales to the broadband service provider market have grown historically, this market is characterized by large and often sporadic purchases. Sales activity in this industry depends upon the stage of completion of expanding network infrastructures, the availability of funding, and the extent that broadband service providers are affected by regulatory, business and economic conditions and climate. Additionally, we expect that a general downturn in the domestic or international economic growth, or the perception that such a downturn is imminent will negatively affect the growth of the broadband access market and sales to broadband service providers as customers of ours and potential customers reduce network spending and otherwise curtail expansion opportunities.

Our quarterly operating results have and are expected to continue to fluctuate significantly, which could cause our stock price to be volatile or decline

          The concerns we discuss under “Risk Factors” are likely to cause quarterly fluctuations in revenues and operating results. Additionally, our quarterly operating results are likely to be affected by other factors. These factors include the timing of significant sales to large customers, our ability to control expenses and the timing differences between when we incur expenses and when we realize benefits, if any, from such expenditures. A high percentage of our expenses, including those related to engineering, sales and marketing, research and development, and general administrative functions, are essentially fixed in the short term. As a result, if we experience delays in generating or recognizing revenue, our quarterly operating results are likely to be materially adversely affected. In the future, we may increase our operating expenses to expand our engineering and sales and marketing operations, broaden our customer support capabilities, develop new distribution channels, fund increased levels of research and development and build our operational infrastructure. If growth in our revenues does not outpace the increase in these expenses, our business, results of operations and financial condition could be materially adversely affected.

          Because we rely on patent, trademark, trade secret and copyright laws both to protect our proprietary technology and to protect us against claims from others, any expenses associated with any litigation, including litigation involving our intellectual property would also affect our quarterly operating results.

          Due to these and other factors discussed in this “Risk Factors” section, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

Our lengthy and variable sales cycle makes it difficult for us to predict if or when a sale will be made

          The timing of our revenue is difficult to predict because of the length and variability of the sales cycle for our products. Customers often view the purchase of our products as a significant and strategic decision. We believe our financial results and prospects will be impacted by the current economic downturn in the United States as customers and potential customers globally assess its effect on their business, which can result in a deferral or cancellation of purchasing decisions for products such as ours. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management efforts. In addition, product purchases are frequently subject to unplanned administrative, processing and other delays. This is particularly true for larger customers for whom our products represent a very small percentage of their overall purchasing activity. These customers are often engaged in multiple simultaneous purchasing decisions, some of which may pertain to more immediate needs and absorb the immediate attention of the customer. We believe that certain customers’ sales decisions are not made until the final weeks, or days, of the calendar quarter which leads to greater uncertainty for us in predicting the timing and amount of our revenues. If sales forecasted from a specific customer for a particular quarter are not realized in that quarter or at all, our operating results could be materially adversely affected.

Our sales would suffer if one or more of our key customers substantially reduced its orders for our products

          In each of the twelve quarters in the period ended December 31, 2000, we have had at least one customer that accounted for 10% or more of our total revenue in the quarter. In the fourth quarter of 2000, Qwest Communications International Inc., Delta Info-Communications and Genuity Inc. accounted for 18%, 14% and 10% of our total revenue, respectively. For the twelve months ended December 31, 2000, sales to Qwest Communications International Inc. and Genuity Inc. accounted for 15% and 10% of our total revenue, respectively. We anticipate that a small number of customers will continue to account for a majority of our quarterly revenue. However, we do not have any contracts or other agreements that guarantee continued sales to these or any other customers. If our customers alter their purchasing habits, encounter a shortage of capital or reevaluate their need for our products or purchase competing products, or if we fail to receive a large order in any future period, our business, results of operations and financial condition would be materially adversely affected due to shortfall in revenues. Because we sell to primarily major corporate customers, our business also depends on general economic and business conditions that are likely to affect these customers.

Our operating results suffer due to risks associated with mergers and acquisitions generally

          We expect to continue our acquisition and expansion strategy. Future acquisitions could materially adversely affect our operating results as a result of dilutive issuances of equity securities and the incurrence of additional debt. In addition, the purchase price for many of these acquired businesses likely will significantly exceed the current fair values of the tangible net assets of the acquired businesses. As a result, we would be required to record material goodwill and other intangible assets that would result in significant amortization charges in future periods. These charges, in addition to the financial impact of such acquisitions, could have a material adverse effect on our business, financial condition and results of operations. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results. Further, we must successfully combine the acquired businesses. We may not be able to integrate the technologies and operations quickly and smoothly. In the event that our integration does not go smoothly, serious harm to our business, financial condition and business prospects may result. Integrating acquired businesses entails significant diversion of management’s time and attention. The integration of technology, products and services may require the partial or wholesale conversion or redesign of some or all of our technologies, products and services or those of the acquired business. In addition, we may be required to spend additional time or money on integration that would otherwise have been spent on developing our business and services or other matters.

          In addition to our merger with Siara Systems, Inc. completed on March 8, 2000, we recently acquired Abatis Systems Corporation on September 28, 2000. We accounted for the Siara merger and the Abatis acquisition using the purchase method of accounting. The results of operations of Siara and Abatis are included in our consolidated financial statements for all periods after March 8, 2000 and September 28, 2000, respectively. The excess of cost over the fair value of the net tangible assets acquired from these transactions is recorded as goodwill, other intangible assets and deferred stock compensation, which will be amortized by charges to operations. These transactions resulted in aggregate goodwill and other intangible assets of approximately $5.1 billion, as well as deferred stock compensation of $63 million. Our annual amortization of goodwill and other intangible assets is estimated to be approximately $1.3 billion per year and our amortization of deferred stock compensation will be as much as $40 million per year, which will have a significant negative impact on our operating results by increasing our losses, and could cause our stock price to decline.

          We are required under generally accepted accounting principles to review its intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We have experienced a decline in our stock price and market capitalization during the first quarter of 2001. In addition, our industry has begun to experience slower growth rates. If such factors continue, we may be required to perform an impairment review of our goodwill and other intangible assets, which approximate $4.1 billion at December 31, 2000. This review could result in a significant charge to earnings in the period any impairment is determined.

We are at risk of securities class action litigation due to the volatility of our stock price

          In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources, which could seriously harm its business.

Our gross margin may decline over time

          Our gross margin may decline in the future due to several factors. These factors include a shift in emphasis from sales of higher margin, lower volume products to sales of lower margin, higher volume products and our ability to control the mix of sales between these products. Additionally, our ability to maintain current price levels will be affected by competition for market share in international markets and lower selling prices on higher volume customer purchases. Gross margin will also likely fluctuate depending on our ability to introduce new products, competitive product enhancements and upgrades, and our ability to control inventory costs. If we do not introduce new products with a higher margin, and are required to sell current products at a higher discount to remain competitive, our gross margin will decline.

Our operating results will suffer if we fail to commercialize new product lines

          The SMS and SmartEdge families of products are the only products that we currently sell. We have introduced the Service Management family of products and intend to introduce new products and enhancements to existing products in the future. We cannot be certain that the SMS, SmartEdge or Service Management products or any future products will achieve widespread market acceptance. Our inability to timely and successfully introduce new products and enhancements, or the failure of these new products or enhancements to achieve market acceptance, could materially adversely affect our operating results, financial condition or business prospects by failing to satisfy customer requirements for new products.

There are a limited number of potential customers for our products

          The products that we have developed or may develop and introduce in the future are marketed primarily to large customers. There are only a limited number of large existing and potential customers and this number is not expected to increase significantly and may decrease in the future. Our inability to develop and maintain relationships with these large customers could materially adversely affect our operating results and financial condition.

If our products do not anticipate and meet specific customer requirements and demands, our sales and operating results would be adversely affected

          Many of our customers require product features and capabilities that our products may not have. The requirement that we add features to our products in order to achieve a sale may result in a longer sales cycle, increased research and development expenses and reduced margins on our products. To achieve market acceptance for our products, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. There can be no assurance that we will be able to provide a product that will satisfy new customer demands, or that the standards we chose to develop will position our products to compete with others on the market. Our failure to develop products or offer services that satisfy customer requirements would materially adversely affect our sales, operating results, financial condition and business prospects because customers will not place orders with us.

          We intend to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns, to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand, and to limit the creation of excess inventory that may impact our financial results. Our inability to effectively manage this transition would materially adversely affect our sales and the acceptance of our products in the marketplace.

Our failure to meet the demands of current and future broadband access markets would impair our operating results and business prospects by reducing sales

          To date, we have derived substantially all of our revenues from sales of products for use in the digital subscriber line market for broadband access. We intend to invest resources in other markets, including the cable, wireless and optical markets. We may be unable to simultaneously or effectively address evolving demands in these markets, and customers in these markets may choose to implement competing technologies or products. In addition, if our competitors gain market acceptance in these markets first, it will be difficult, if not impossible, for us to gain subsequent market acceptance in these markets. If we are unable to achieve acceptance of our products in these markets, our ability to generate revenues will be limited, and our operating results, financial condition and business prospects would be materially adversely affected because customers will not place orders with us.

Any failure to remain competitive in our industry would impair our operating results and business prospects by reducing our ability to attract customers

          We may be unable to compete successfully with current or future competitors. Currently, competition in our market is intense. The broadband access markets we are targeting are new and rapidly evolving and we expect these markets to be highly competitive in the future. In addition, we expect new competitors to emerge in the broadband access market as that market evolves due to technological innovation and regulatory changes. We face actual and potential competition from public and private companies providing various kinds of equipment that allows our customers to provide networking services to their customers. For instance, Cisco Systems, Inc., the leading provider of routers, also offers products that compete directly with our products, and provides a comprehensive range of other access systems. In addition, new “start-up” companies continue to announce their plans to develop “next generation” products that would compete directly with our products.

          We expect companies that offer access concentrators, which are devices used to gather together high-speed Internet users, and routers to incorporate some subscriber management functionality into their products. These companies include Cisco Systems, Inc., Nortel Networks Corp. and Lucent Technologies Inc. In addition, there are several other companies that provide subscriber management features in access concentrators or routing platforms.

          Many of our principal competitors in the optical networking market, including Alcatel Alsthom S.A., Cisco Systems Inc., Fujitsu Ltd., Lucent Technologies Inc., Nortel Networks Corp., Siemens Aktiengesellschaft through its Unisphere division and some companies that may compete with us in the future, are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines. Any of these acquisitions could give the acquiring competitor a strategic advantage that may disrupt our marketing and sales efforts.

          Many of our competitors have significantly more established customer support and professional services organizations than we do. In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We have encountered, and expect to continue to encounter, potential customers that, due to existing relationships with our competitors, are committed to the product offerings of these competitors. As a result, these potential customers may not consider purchasing our products. We expect to face competition in the following areas:

•	product pricing;

•	breadth of product lines;

•	sales and distribution capabilities;

•	product features and enhancements, including product performance, reliability, size, compatibility and scalability;

•	product ease of deployment;

•	conformance to industry standards; and

•	technical support and service.

          We expect that competitive pressures may result in price reductions, reduced margins and loss of market share, which would materially adversely affect our business, results of operations and financial condition.

Interruptions affecting our contract manufacturers or suppliers could disrupt production, compromise our product quality and adversely affect our sales

          We currently use a limited number of third party manufacturers to assemble, test and ship our products. We may not be able to effectively manage our relationship with these manufacturers and such manufacturers may not meet our future requirements for timely delivery. Any interruption in the operations of our contract manufacturers would adversely affect our ability to meet our scheduled product deliveries to our customers. This could cause the loss of existing or potential customers and could materially adversely affect our sales and operating results.

          In addition, the products that these manufacturers build for us may be insufficient in quality or in quantity to meet our needs or the needs of our customers. These manufacturers may not meet the technological or delivery requirements of our current products or any future products that we may develop and introduce. The inability of our contract manufacturers in the future to provide us with adequate supplies of high-quality products, or the loss of our contract manufacturers in the future, would cause a delay in our ability to fulfill customer orders while another of our third-party manufacturers begins production and would have a material adverse effect on our sales and operating results.

          We currently purchase several key components used in our products from single or limited sources of supply. These manufacturers include Altera Corp., Agere Systems, Inc., APW Electronic Solutions, Brooktree Corp., Foresight Imaging, LLC, Intel Corp., JDS Uniphase Corp., Level One Communications, Inc., Powerspec, Siemens Aktiengesellscraft and Ziatech Corp. In addition, we rely on Arrow Electronics Corp., for component distribution, and LSI Logic Corp. as our foundry for a number of our application specific integrated circuits, or ASICs, and IBM Microelectronics as a foundry for other ASICs. We have no guaranteed supply arrangement with these suppliers, and we, or our manufacturers, may fail to obtain these supplies in a timely manner in the future. Financial or other difficulties faced by these suppliers or significant changes in demand for these components could limit the availability to us of these components. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers and would materially adversely affect our sales and business prospects. In addition, locating and contracting with additional qualified suppliers is time-consuming and expensive.

Interruptions in delivery of power could disrupt normal business operations and adversely affect our delivery schedules

          Our corporate headquarters, a portion of our research and development activities, other business operations and a certain number of our suppliers and manufacturers are located in California. California has recently experienced ongoing power shortages, which have resulted in “rolling blackouts.” These blackouts could cause disruptions to our operations and the operations of our suppliers, manufacturers and customers. Any significant or extended power outages could disrupt our business operations. Unexpected power disruptions could result in loss of data and interruption of development efforts. Extended power outages would adversely affect our ability to meet scheduled product deliveries to our customers and could materially adversely affect our sales and operating results.

          Additionally, and as a result of the continuing shortage of power in California, our costs of power in California may rise significantly, which may increase our expenses and those of our customers.

If we fail to match production with product demand, we may need to incur additional costs to meet such demand

          We currently use a rolling forecast based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If actual orders do not match our forecasts, or if any components become obsolete between order and delivery time, we may have excess or inadequate inventory of materials and components. Excess inventory could materially adversely affect our operating results due to increased storage or obsolescence costs. In order to meet our inventory needs, we may incur expedite fees charged by our suppliers, which could materially adversely affect our product margins.

If we fail to attract or retain employees or properly manage our growth, we may not be able to timely develop, sell or support our products

          We have expanded our operations rapidly since our inception. The number of our employees increased from 39 on February 28, 1998 to approximately 1,200 by February 28, 2001.

          Our future performance depends on our continuing ability to attract and retain highly qualified technical and managerial personnel. Our ability to continue to attract and retain highly skilled personnel is a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is intense, especially in the San Francisco Bay Area. The loss of the services of key personnel or the inability to continue to attract, assimilate or retain qualified personnel could delay product development cycles or otherwise materially harm our business, financial condition and operating results.

If we become subject to employment related claims, we could incur substantial costs in defending against these claims

          Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have received in the past, and may receive in the future, claims of this kind as we seek to hire qualified personnel and those claims may result in material litigation. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of their merits. In addition, defending ourselves from such claims could divert the attention of our management away from our operations.

Our business may suffer slower or less growth due to further government regulation of the communications industry

          The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers sell. Future FCC regulations, or regulations established by other regulatory bodies, may slow or end the growth of the broadband access services industry. Regulation of our customers may materially harm our business and financial condition. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers’ penetration into broadband access markets. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would materially harm our business, results of operations and financial condition.

Our planned expansion to international markets will involve new risks

          For the years ended December 31, 1998, 1999 and 2000, we derived approximately 15%, 7%, and 29%, respectively, of our revenues from sales to customers outside the United States. Our ability to achieve future success will depend in part on the expansion of our international sales and operations. Our international presence exposes us to typical foreign market risks not faced by wholly-domestic companies, including, among others, foreign currency fluctuations, language and cultural barriers, unexpected regulatory requirements and protectionist laws, and political, legal and economic instability in foreign markets. Specifically, we have identified the following risks:

•	expenses associated with customizing products for foreign countries;

•	dependence on local vendors;

•	longer sales cycles;

•	longer accounts receivable cycles;

•	difficulties in managing operations across disparate geographic areas; and

•	reduced or limited protection of our intellectual property rights in some countries.

          In addition, if we grow internationally, we will need to expand our worldwide operations and enhance our communications infrastructure. If we fail to implement and improve these systems, our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information would be adversely affected. This could materially adversely affect our revenues and operating results.

Undetected software or hardware errors could have a material adverse effect on our operating results

          Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have experienced errors in the past in connection with new products. We expect that errors will be found from time to time in new or enhanced products after we begin commercial shipments. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. The occurrence of these problems could result in the delay or loss of market acceptance of our products.

          Our customers use our products to provide broadband access to their customers. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could damage market acceptance for our products. Our customers could seek damages for losses from us, which, if they were successful, could have a material adverse effect on our operating results. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly.

If we have insufficient proprietary technology rights or if we fail to protect those we have, our business would be materially impaired

          We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and licensing agreements to protect our intellectual property rights. These legal protections afford only limited protection for our technology. We have filed 30 U.S. patent applications and two Canadian patent applications. There can be no assurance that these applications will be approved, that any issued patents will protect our intellectual property or that third parties will not challenge any issued patents. Furthermore, other parties may independently develop similar or competing technology or design around any patents that may be issued to us, otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

          Others may allege that our products infringe upon their proprietary rights. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves or our customers, manufacturers or suppliers against alleged infringement of intellectual property rights. Many patents have been issued in the United States and throughout the world relating to many aspects of networking technology. We could incur substantial costs to prosecute or defend this litigation. In addition, intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

•	redesign those products or services that incorporate the disputed technology.

          In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, our business would be materially harmed due to lost or delayed sales or additional development or licensing expenses. We may be subject to these claims in the future.

          We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our business could be materially adversely affected.

If we fail to obtain additional capital at the times, in the amounts and upon the terms required, our business could suffer

          The industry is evolving quickly and new products are always required in order to maintain and grow our market share and to meet our customers’ technology needs in providing cheaper, faster, more reliable and sophisticated services to their subscribers. The research, development and marketing of such new products and the expansion of our operations and reseller channels will require a significant commitment of resources.

          Furthermore, if the market for broadband access develops at a slower pace than anticipated or if we fail to establish significant market share and achieve a meaningful level of revenue, we may continue to incur significant operating losses and utilize significant amounts of capital. While we believe that our existing capital resources are adequate to meet our current needs, we may require additional capital in the future. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and sales of our products and products under development. Such additional capital may not be available to us at all, or, if available, may be available only on unfavorable terms.

We have insufficient cash flow to meet our debt service obligations

          We have substantial amounts of outstanding indebtedness, primarily due to our convertible notes. We also may obtain additional long-term debt and working capital lines of credit. As a result of this indebtedness, our principal and interest payment obligations will increase substantially. Currently, our earnings are insufficient to cover our anticipated debt service obligations. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

          Our substantial leverage could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	increasing our cost to obtain additional financing;

•
requiring the dedication of a substantial portion of our cash from operations to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including capital expenditures;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

We may be unable to repurchase our convertible notes which could seriously harm our financial condition

          On April 1, 2007, the entire outstanding principal in the aggregate amount of $500 million of our outstanding 5% convertible subordinated notes issued in April 2000 will become due and payable. In addition, if a change in control occurs, each holder of the convertible notes may require us to repurchase all or a portion of that holder’s convertible notes as provided in the indenture for the convertible notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the convertible notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. Our borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repurchases of the convertible notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repurchasing the convertible notes, we could try to obtain the consent of the lenders under those arrangements to purchase the convertible notes, or we could attempt to refinance these borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the convertible notes. In that case, our failure to repurchase any tendered convertible notes or convertible notes due upon maturity would constitute an event of default under the indenture for the convertible notes. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, we could not repurchase any of the convertible notes until we pay the senior debt in full, further limiting our ability to obtain additional financing.

Provisions of our charter documents may have anti-takeover effects that could prevent a change in our control

          We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus and the information incorporated by reference in it include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend that the forward-looking statements be covered by the safe harbor provisions for forward-looking statements in these sections. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “intend” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions, reflecting our expectations for future events or our future financial performance. Actual events or results may differ materially. In evaluating these statements you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. These factors include, but are not limited to:

•	our limited operating history,

•	our history of losses,

•	our limited ability to forecast quarterly operating results,

•	our development and introduction of new products,

•	obtaining and expanding market acceptance of the products we offer, and

•	increasing competition.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee:

•	future results,

•	levels of activity,

•	performance, or

•	achievements.

          You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

USE OF PROCEEDS

          Because the selling stockholders will sell the shares of our common stock offered under this prospectus, we will receive no cash proceeds. All proceeds from the sale of our common stock offered under this prospectus will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution” described below.

SELLING STOCKHOLDERS

          The following table sets forth information, as of March 7, 2001, with respect to the number of shares of common stock owned by the selling stockholders named below, including the number of shares of common stock receivable upon conversion of the exchangeable shares, and as adjusted to give effect to the sale of the shares offered hereby. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the common stock into which the exchangeable shares are convertible. Because the selling stockholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of any sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock in transactions exempt from the registration requirements of the Securities Act. No selling stockholder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling holder’s exchangeable shares. The shares of common stock are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

          The shares being offered by the selling stockholders in this prospectus will be issued to the selling stockholders upon conversion of the exchangeable shares issued by one of our Canadian subsidiaries, 610381 B.C. Inc., to the selling shareholders in connection with our acquisition of Abatis Systems Corporation. The shares to be issued to the selling stockholders upon conversion of the exchangeable shares will be issued pursuant to an exemption from the registration requirements of the Securities Act. In connection with the acquisition, we agreed to register the shares received by the former holders of exchangeable shares on the registration statement, of which this prospectus is part.

          The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

	Number of Shares of Common Stock Beneficially Owned Prior to Offering (2)	Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After Offering (1)(2)
Name of Selling Stockholders (3)			#	%
10729 Newfoundland Limited †	1,260,774	1,103,177	0	0
3494365 Canada Inc. †	130,139	130,139	0	0
3841561 Canada Inc. †	157,597	157,597	0	0
Ray Adensamer	3,894	1,115	2,779	*
John Allner	1,147	195	952	*
James C. Aris +	11,316	3,903	7,413	*
Aujmer Atwal	2,653	2,230	423	*
Paul Jacobson Trustee for Lance Balcom Spousal Trust	6,673	3,161	0	*
Virginia Balcom	9,521	351	6,009	*
Luc Beaudoin	5,708	3,903	244	*
Lorie Lee Marie Cacciatore	3,665	2,341	1,324	*
Aida Callow	1,813	1,444	369	*

	Number of Shares of Common Stock Beneficially Owned Prior to Offering (2)	Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After Offering (1)(2)
Name of Selling Stockholders (3)			#	%
Celtic House International †	1,400,860	9,947	0	*
Jiong Chen	6,830	6,518	312	*
Joseph Chua	6,843	6,244	599	*
Mark Connolly	1,266	669	597	*
Igor Djekic	6,011	3,122	2,889	*
Blair Dunlop ††	780	780	0	0
Alison Ferguson	12,060	9,088	2,972	*
Neysa Finnie	1,951	1,951	0	0
Ella Gladstone	570	390	180	*
Igor Gorodetksy	2,693	780	1,913	*
Fiona Hanington	897	195	702	*
Emi Hashimoto	1,338	780	558	*
Aileen Haw ††	19,515	19,515	0	0
Theresa Henriksen	369	78	291	*
Maurice Henry	4,671	3,903	768	*
Mike Hodges	6,611	5,295	1,316	*
Sandra Wong Kam Trust	41,038	39,030	2,008	*
Roy Kaufmann	6,847	5,575	1,272	*
Michail Krupkin	3181	780	2401	*
Ruby Kwok	3403	2,166	1,237	*
Peter Kwong	5,872	1,561	4,311	*
Tony Lau	2,937	2,341	596	*
Vladimir Lazic	881	390	491	*
Henry Lee	6,778	1,951	4,827	*
Patrick Leung	895	390	505	*
Renwei Li	11,554	5,073	6,481	*
Colin Lim	1,124	780	344	*
Kunhua Lin	7,666	3,317	2,788	*
Sam Lin	1,447	780	667	*
Adam Lorant ++	282,709	115	3,068	*
Kelly Luk	3,424	1,951	1,473	*
Douglas A. Lyons	23,154	12,657	10,497	*
Jocelyn Ghent Mallett ††	780	780	0	0
Aaron Mar	13,111	4,683	8,428	*
Andrei Markov	2,645	1,561	1,084	*
Norbert Martin	2,341	2,341	0	0
Tom Martin	3,160	1,951	1,209	*
Bruce Matsugu	3,042	1,561	1,481	*
Pierre McMartin as Trustee of the Mary E. Mills
Spousal Trust††	239,761	239,761	0	0
Beverley McMillan	10,342	585	0	0
New Oak Investments Ltd. (formerly 587814 BC LTD) +++	268,526	268,526	0	0
Thomas Ng	12,527	3,903	8,624	*
Trina Ogilvie	2,119	1,115	1,004	*
Peter Owens	4,649	2,927	1,722	*
Dorothy Jean Peacock ††	390	195	0	*
James Peacock ††	390	195	0	*

	Number of Shares of Common Stock Beneficially Owned Prior to Offering (2)	Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After Offering (1)(2)
Name of Selling Stockholders (3)			#	%
Pot Luck Holdings	270,756	268,526	1,115	*
Sean Presley	12,084	3,512	8,572	*
Brock Rhone	4,208	2,732	1,476	*
Gary Robinson	5,657	1,951	3,706	*
Amar Sanmugasunderam	10,139	5,018	5,121	*
John Seminerio ++++	83,634	3,066	80,568	*
Sergio Sloseris	11,543	9,757	1,786	*
Ronald Stinson	3,935	2,341	1,594	*
Tak Kuen Tang	4,966	3,317	1,649	*
Tim To	1,597	663	739	*
Tim To and Eleanor To in Trust for Elliott To	195	195	0	0
Angela Tzanadamis+++++	22,014	8,976	13,038	*
Ron Westfall	13,715	5,073	8,642	*
Susanne C. Whalley	5,450	1,170	4,280	*
Patricia K. Wilson	5,464	1,561	0	*
Raymond Won	6,157	1,951	2,255	*
Wendy Won	3,902	1,951	0	*
Susan Wong	7,827	668	7,159	*
William Wong ††	1,951	1,951	0	0
Connie Yeung	8,358	7,806	552	*
Calping Zhang	5,268	1,561	390	*

(1)
It is unknown if, when or in what amounts a selling stockholder may offer shares for sale and we do not know that the selling stockholder will sell any or all of the shares offered hereby. Because the selling stockholder may offer to sell all or some of the offered shares pursuant to this prospectus, and because there are currently no other agreements, arrangements or understandings with respect to the sale of any of the offered shares that will be held by the selling stockholders, no estimate can be given as to the amount of the offered shares that will be held by the selling stockholders after completion of the offering made by this prospectus. However, for purposes of this table, we have assumed that, after completion of the offering, no offered shares will be held by the selling stockholders.

(2)
The number of securities beneficially owned is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any securities as to which the individual has sole or shared voting power or investment power and also any securities which the individual has the right to acquire within 60 days after March 7, 2001 through the exercise of any stock option or other right. The inclusion in the table of securities, however, does not constitute an admission that the selling stockholders are direct or indirect beneficial owners of those securities. The selling stockholders have sole voting power and investment power with respect to all securities of capital stock listed as owned by the selling stockholders.

(3)
Unless otherwise indicated, each selling stockholder is or has been an employee of Abatis Systems Corporation, Redback Networks Systems Canada Inc. or Redback Networks Inc., or is the spouse of such an employee.

*	Less than one percent (1%)

†
Andrew Waitman and Terrance Matthews are officers of 3494365 Canada Inc. and of Celtic House International, and each served on the Board of Directors of Abatis Systems Corporation until September of 2000. 10729 Newfoundland Limited, 3841561 Canada Inc. and 3494365 Canada Inc. are all subsidiaries of Celtic House International.

††	Not affiliated with Redback Networks Inc. or any of its affiliates or predecessors

+	Mr. Aris served on the Board of Directors of Abatis Systems Corporation until September of 2000.

++	Mr. Lorant was an officer of Abatis Systems Corporation and served on the Board of Directors of Abatis Systems Corporation until September of 2000.

+++
The President of New Oak Investments Ltd., Paul Terry, holds options to purchase 11,954 shares of Redback common stock that are exercisable within 60 days of March 7, 2001. The Secretary of New Oak Investments Ltd., Louise Turner, holds options to purchase 409 shares of Redback common stock that are exercisable within 60 days of March 7, 2001. The President and Secretary of New Oak Investments are husband and wife.

++++
Mr. Seminerio was the President and Chief Executive Officer of Abatis Systems Corporation and was Vice President and General Manager and Vice President of Business Development of Redback Networks Systems Canada Inc.

+++++	Ms. Tzanadamis was the Chief Financial Officer of Abatis Systems Corporation and is currently the Vice President of Finance and Administration of Redback Networks Systems Canada Inc.

PLAN OF DISTRIBUTION

          The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell our common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

          The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

          In connection with the sale of common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of common stock in the course of hedging the positions they assume. The selling stockholders may also sell common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

          The aggregate proceeds to the selling stockholders from the sale of common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

          Our common stock is listed for trading on The Nasdaq National Market.

          In order to comply with the securities laws of some states, if applicable, common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

          The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

          In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

           To the extent required, the specific shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

          We entered into a registration rights agreement for the benefit of the selling stockholders under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of our common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders of incident to the offering of our common stock.

LEGAL MATTERS

          The validity of our common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, certain partners of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially own shares of our common stock.

EXPERTS

          The financial statements of Redback incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          The financial statements of Siara as of December 31, 1998 and 1999 and for the period from inception (July 20, 1998) through December 31, 1998, the year ended December 31, 1999, and the period from inception (July 20, 1998) through December 31, 1999 incorporated in this prospectus by reference to Redback’s Proxy Statement included within the Registration Statement on Form S-4 Amendment Number 1 (No. 333-95947) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contain additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the following locations of the SEC:

Public Reference Room	New York Regional Office	Chicago Regional Office
450 Fifth Street, N.W.	7 World Trade Center	Citicorp Center
Room 1024	Suite 1300	500 West Madison Street, Suite 1400
Washington, D.C. 20549	New York, New York 10048	Chicago, Illinois 60661-2511

          Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. The SEC file number for our documents filed under the Exchange Act is 0-25853.

          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference important business and financial information about us. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superceded by information included directly in this document, and later information that we file with the SEC will automatically update and supercede all of such information.

          We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.
Our Proxy Statement dated February 7, 2000, included within the Registration Statement on Form S-4 Amendment Number 1 filed on February 7, 2000 in connection with our March 8, 2000 Special Meeting of Stockholders (File No. 333-95947);

2.	Our Annual Report on Form 10-K for the year ended December 31, 2000, filed on April 2, 2001;

3.	Our Current Report on Form 8-K filed on January 18, 2001;

4.	Our Current Report on Form 8-K filed on January 29, 2001;

5.	Our Current Report on Form 8-K filed on April 2, 2001; and

6.	Our Current Report on Form 8-K filed on April 2, 2001.

          You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations
250 Holger
San Jose, California 95134
(408) 571-5000

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

[LOGO OF REDBACK NETWORKS INC.]

2,440,526 Shares of Common Stock

April   , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

          The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$ 53,638
Legal Fees and Expenses	$150,000
Accounting Fees and Expenses	$150,000
Miscellaneous	$ 212

Total	$353,850

Item 15.    Indemnification of Officers and Directors.

          Redback’s certificate of incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

          Redback’s bylaws provide that Redback shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Redback has also entered into indemnification agreements with its officers and directors containing provisions that may require Redback, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 16.    Exhibits.

          The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

          (a)  Exhibits

Exhibit Number	Description
4.1*	Registration Rights Agreement, dated as of September 28, 2000, between Redback Networks Inc. and Andrew Waitman acting as agent to the shareholders of Abatis Systems Corporation.

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in the opinion filed as Exhibit 5.1)

24.1	Power of Attorney (reference is made to the signature page of this Registrant Statement).

*	Previously filed as an exhibit to the Arrangement Agreement filed as Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000.

Item 17.    Undertakings.

          The undersigned Registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that subparagraphs (i) and (ii) of this section do not apply if the information require to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes that:

          For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 2nd day of April 2001.

REDBACK NETWORKS INC.

By: /S / DENNIS P. WOLF
Senior Vice President of Finance and Administration, Chief Financial Officer and Corporate Secretary

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Dennis P. Wolf his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S / VIVEK RAGAVAN Vivek Ragavan	President, Chief Executive Officer and Director (Principal Executive Officer)	April 2, 2001

/S / DENNIS P. WOLF Dennis P. Wolf	Senior Vice President of Finance and Administration and Chief Financial Officer (Principal Financial Officer and Corporate Secretary)	April 2, 2001

/S / DENNIS L. BARSEMA Dennis L. Barsema	Director, Vice Chairman of the Board	April 2, 2001

/S / GAURAV GARG Gaurav Garg	Director, Senior Vice President of Product Development	April 2, 2001

/S / JAMES R. FLACH James R. Flach	Director	April 2, 2001
Signature	Title	Date

/S / PROMOD HAQUE Promod Haque	Director	April 2, 2001

/S / VINOD KHOSLA Vinod Khosla	Director	April 2, 2001

/S / WILLIAM H. KURTZ William H. Kurtz	Director	April 2, 2001

/S / PIERRE R. LAMOND Pierre R. Lamond	Director	April 2, 2001

/S / DANIEL J. WARMENHOVEN Daniel J. Warmenhoven	Director	April 2, 2001

EXHIBIT INDEX

Exhibit Number	Description
4.1*	Registration Rights Agreement, dated as of September 28, 2000, between Redback Networks Inc. and Andrew Waitman acting as agent to the shareholders of Abatis Systems Corporation.

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in the opinion filed as Exhibit 5.1)

24.1	Power of Attorney (reference is made to the signature page of this Registrant Statement).

*	Previously filed as an exhibit to the Arrangement Agreement filed as Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000.